UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒       Form 40-F ☐

Entry Into a Material Definitive Agreement

As previously disclosed by Mainz Biomed N.V. (the “Company”, “we”, “us”) in a Current Report on Form 6-K filed on June 28, 2023 with the United States Securities and Exchange Commission (the “SEC”), on June 28, 2023 we entered into a Pre-Paid Advance Agreement (the “PPA”) with YA II PN, Ltd. (“Yorkville”). Further, on June 28, 2023, we issued a promissory note to Yorkville in the original principal amount of $5,500,000 (the “First Note”), and on September 26, 2023 and April 18, 2024, we issued a second and third promissory note to Yorkville in the original principal amount of $5,500,000 (the “Second Note”) and $3,300,000 (the “Third Note”), respectively (the “Second Note”, “Third Note” collectively with the First Note, being the “Existing Notes”). As of the date hereof, the balance outstanding on the Existing Notes is approximately $3,037,334.46.

Second Supplemental Agreement

As previously disclosed in a Current Report on Form 6-K filed on April 19, 2024, on April 18, 2024, we entered into an agreement with Yorkville to supplement the PPA and on October 8, 2024, we entered into a second agreement with Yorkville to further supplement the PPA (the “Second Supplemental Agreement”). The following is a summary of the terms of the Second Supplemental Agreement.

Fourth Promissory Note

Pursuant to the Second Supplemental Agreement, we agreed to issue a fourth promissory note to Yorkville in the original principal amount of $1,500,000 (the “Fourth Note”) with a 10% original issue discount. The Fourth Note matures one year from the date of its issuance. The Fourth Note carries any interest at a rate of 7% per annum, except if there is an event of default in which case the interest will increase to 15% per annum. We may prepay the Fourth Note with at a 5% premium with advance written notice ranging between five business days and thirty calendar days prior to such prepayment, depending on the market price of our ordinary shares.

The Fourth Note is convertible at Yorkville’s discretion into our ordinary shares at a conversion price (the “Conversion Price”) equal to the lower of either $0.25 per Ordinary Share or 92% of the average of the two lowest daily VWAPs (as such term is defined in the Fourth Note) during the eight (8) consecutive trading days immediately preceding a conversion (subject to adjustments and a floor price).

Pursuant to the Second Supplemental Agreement, we are to make monthly payments consisting of $750,000 of principal in the aggregate among all promissory notes issued to Yorkville until the entire outstanding principal of all promissory notes issued to Yorkville are repaid. Such monthly payments will include any accrued but unpaid interest outstanding at the time of such payment.

The Fourth Note was issued on October 8, 2024.

Existing Notes

In the Second Supplemental Agreement, the parties agreed to extend the maturity date for each of the Existing Notes to June 30, 2025 and amend the conversion price and floor price for each of the Existing Notes as defined under the Second Supplemental Agreement.

The foregoing is a summary description of certain terms of the Second Supplemental Agreement and the Fourth Note. For a full description of all terms, please refer to the copy of the Second Supplemental Agreement and the Fourth Note that are filed herewith as Exhibit 10.1 and Exhibit 10.2 to this Current Report on Form 6-K and are incorporated herein by reference.

Other Events

This current report on Form 6-K and the exhibits hereto are hereby incorporated by reference into our registration statement on Form F-3 (no. 333-269091) as well as our registration statement on Form S-8 (no. 333-273203).

Exhibits

Exhibit No.	Exhibit
10.1	Second Supplemental Agreement, dated April 18, 2024
10.2	Fourth Promissory Note

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 9, 2024

By:	/s/ William J. Caragol
William J. Caragol
Chief Financial Officer

2